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Exhibit 12

                                       MASCOTECH, INC.
               Computation of Ratio of Earnings to Combined Fixed Charges and
                                  Preferred Stock Dividends
                                   (Dollars in thousands)
                                3 Months
                                  Ended
                                March 31            For The Years Ended December 31
                                  1995       1994      1993      1992      1991      1990
Earnings Before Income
  Taxes and Fixed Charges:

  Income (loss) from continuing
    operations before income
    taxes and extraordinary
    income..................... $ 22,920  $(264,490) $121,180  $ 68,250  $(12,470) $(30,240)

  Add (deduct) equity in
    undistributed (earnings)
    losses of less-than-fifty-
    percent owned companies....   (4,810)   (23,350)  (19,930)  (21,760)   (3,530)   (3,430)
  Add interest on
    indebtedness, net..........   15,050     51,290    83,000    87,830   124,220   139,770
  Add amortization of debt
    expense....................      560      3,450     4,390     1,930     2,230     2,670
  Estimated interest factor
    for rentals................    1,660      6,220     5,550     5,740     5,220     4,520
  Earnings before income
    taxes and fixed charges.... $ 35,380  $(226,880) $194,190  $141,990  $115,670  $113,290

Fixed Charges:

  Interest on indebtedness,
    net........................ $ 15,100  $  51,540  $ 83,110  $ 87,980  $124,370  $140,380
  Amortization of debt
    expense....................      560      3,450     4,390     1,930     2,230     2,670
  Estimated interest factor
    for rentals................    1,660      6,220     5,550     5,740     5,220     4,520

      Total fixed charges......   17,320     61,210    93,050    95,650   131,820   147,570

  Preferred stock dividend
    requirement (a)............    5,520     14,630    25,860    17,140    11,350       120

  Combined fixed charges and
    preferred stock dividends.. $ 22,840  $  75,840  $118,910  $112,790  $143,170  $147,690

Ratio of earnings to
  fixed charges................   2.0         --(b)    2.1       1.5        .9(d)     .8(f)

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends..............   1.5         --(c)    1.6       1.3        .8(e)     .8(g)


  (a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50%
      owned companies.
  (b) 1994 results of operations are inadequate to cover fixed charges by $288,090.
  (c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.
  (d) 1991 earnings are inadequate to cover fixed charges by $16,150.
  (e) 1991 earnings are inadequate to cover combined fixed charges and preferred stock dividends by $27,500.
  (f) 1990 earnings are inadequate to cover fixed charges by $34,280.
  (g) 1990 earnings are inadequate to cover combined fixed charges and preferred stock dividends by $34,400.
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